Exhibit 99.1

Nano Dimension Partners with AURORA Group, China’s Leading
Distributor of Additive Manufacturing Systems and Sells a Second 3D Printer to the Group

NESS ZIONA, Israel – July 9, 2018 – Nano Dimension, a leading additive electronics provider (Nasdaq, TASE: NNDM), announced today it has entered the Chinese market with a strategic partnership with the AURORA Group, a leading distributor of additive manufacturing systems. The AURURA Group will market and sell Nano Dimension’s award-winning DragonFly 2020 Pro 3D printer for electronics to customers in China.

In addition to the strategic partnership, the AURORA Group also purchased a second DragonFly 2020 Pro 3D printer. The AURORA Group is the majority shareholder of General Integration Technology (GIT), a provider of 3D software and distributor of 3D printers, that recently purchased and successfully installed a DragonFly 2020 Pro for its showroom in Taichung, Taiwan.

The partnership expands Nano Dimension’s Asia Pacific market coverage that already includes Hong Kong, South Korea, Singapore and Taiwan. According to a January 2018 market research report from the International Data Corporation (IDC), China’s 3D printing market is leading Asia and growing rapidly. 3D printing in China benefits from government support and both industrial and private consumer investments in the technology.

“China is one of the world’s largest and most important electronics manufacturing and design markets, and establishing the correct foothold in the market is key for Nano Dimension.” said Amit Dror, CEO of Nano Dimension. “AURORA has years of operating experience in the manufacturing sector, and with its extensive resources and unique network of 1,500 offices, 300,000 customers, including more than 3,000 customers in electronics industries, we believe it is very well positioned to give us fast market access to realize the full potential of the DragonFly 2020 Pro in China. We look forward to developing the Chinese market together by leveraging AURORA’s significant presence.”

“This is an important moment for our recently established Hong Kong office. We are proud to partner with AURORA as our leading partner in China,” Said Gilad Reshef, APAC Director of Nano Dimension. “The partnership with AURORA deepens AURORA's exposure to additive manufacturing by expanding into 3D-printing electronics, paving the way for new markets and applications.”

“Providing our customers with the very latest in high-quality, innovative 3D printing solutions is key to the success of our company. Forming a strategic relationship with Nano Dimension helps us expand our offering to now include capabilities for 3D printing electronics,” said Daniel Chi, GM of 3D Business Unit, AURORA Group. “The Nano Dimension DragonFly 2020 Pro is a groundbreaking technology that opens unimagined possibilities for electronics designers and manufacturers.”

The DragonFly 2020 Pro 3D printer is transforming electromechanical development by empowering companies to take control of their entire development cycle. The system enables the 3D-printing of functional electronics such as encapsulated sensors, conductive geometries, antennas, molded connected devices, printed circuit boards and other innovative devices.

About The AURORA Group

The AURORA Group was established in Taiwan in 1965. The scope of the AURORA Group's operation covers Taiwan, China and several nations around the world. Operating more than 1,500 service locations involving office automation, furniture, telecommunication, electronics, 3D printers, office cloud, cross-strait direct sales and indirect channel operations, the AURORA Group aims to become the leading brand of the Office Automation industry in the Chinese-speaking market.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses collaboration with AURORA, sales of the DragonFly 2020 Pro 3D printer in the Chinese market, that AURORA is well positioned to give Nano Dimension fast market access to realize the full potential of the DragonFly 2020 Pro in China, and developing the Chinese market. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com